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                                                                    EXHIBIT 99.2


(VIVENDI UNIVERSAL LOGO)



                BARRY DILLER ENDS HIS TEMPORARY ASSIGNMENT AS CEO
                       OF VIVENDI UNIVERSAL ENTERTAINMENT



PARIS, MARCH 19, 2003 - Barry Diller, in full agreement with Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP], announced today that he is ending his temporary assignment as CEO of Vivendi Universal Entertainment.

Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal, will take over the position. He will work with Ron Meyer, President and Chief Operating Officer of Vivendi Universal Entertainment and his management team, which includes Stacey Snider, Chairman of Universal Pictures Group, Michael Jackson, Chairman of Universal Television Group, and Tom Williams, Chairman and CEO of Universal Parks and Resorts.

Jean-Rene Fourtou said: "I would like to thank Barry Diller for his efficient, friendly support over the past few months, which have been a very difficult period for Vivendi Universal."

CONTACT:

PARIS
MEDIA
Alain Delrieu
+33 (1).71.71.1086

NEW YORK
Anita Larsen
+(1) 212.572.1118